August 23, 2005

By EDGAR and Facsimile	Damon D. Colbert 202.663.8579

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention:	Charito A. Mittelman
Staff Attorney

Re:	File No. 333-126814
Registration Statement on Form S-3 filed July 22, 2005
Capital Automotive REIT
Ladies and Gentlemen:
          On behalf of Capital Automotive REIT (the “Company”), we are submitting this letter in response to the comment contained in the Staff’s letter of August 4, 2005, regarding the Company’s Registration Statement on Form S-3 filed July 22, 2005.
          In order to facilitate the Staff’s review of this letter, we have included the text of the Staff’s comment.
Selling Shareholders, page 41
1.	Please revise the selling stockholder table to include all the information required by Item 507 of Regulation S-K relating to the class of shares being registered including, the amount of shares of the class held by the selling stockholders before the offering, the amount of shares of the class to be offered for the selling stockholder’s account and the amount and percentage of the shares to be held by each selling stockholder after the completion of the offering. Please note that if you are unable to determine the number of shares that any individual shareholder will sell, you should assume that the shareholder will sell all of the shares offered for purposes of Item 507 disclosure.
          The Company has revised the selling shareholder table as requested in order to include all information required by Item 507 of Regulation S-K relating to the class of shares

Division of Corporation Finance
August 23, 2005

being registered. The revised selling shareholder table, as filed and marked to show changes from the July 22 version, is attached hereto.

          With regard to the Staff’s request for a written statement from the Company containing the acknowledgements set forth in the Staff’s letter of August 4, please be advised that the Company’s statement is being provided to the Staff separately, in conjunction with the Company’s request for acceleration of effectiveness of the Form S-3.
          Thank you for your consideration of these matters. If you have any questions relating to this letter or if you need additional information, please contact me by telephone at 202.663.8579 or by facsimile at 202.663.8007.
          Thank you very much for your attention to this matter.
Sincerely,
/s/ Damon D. Colbert
Damon D. Colbert

cc:	Karen Garnett, Assistant Director
Thomas D. Eckert, President and Chief Executive Officer
Lisa M. Clements, Vice President and Chief Accounting Officer
Sylvia M. Mahaffey, Esq.
Jeffrey B. Grill, Esq.

     The following table lists the selling shareholders and the number of common shares that would be issued and could be resold if the units they hold were redeemed for common shares. We are registering our common shares under registration rights granted to such holders in the Partnership Agreement.

	Shares Beneficially Owned			Shares Beneficially Owned
	Prior to the Offering			After the Offering(1)
	Number of
	Shares		Number of	Number of Shares
Name of Selling	Beneficially		Shares Being	Beneficially
Shareholder	Owned	Percent(2)	Offered(3)(4)	Owned	Percent(2)
L.G.S. Autonation, LLC	0	0%	170,068	0	0%
David D. Smith	0	0%	90,729	0	0%
S. Fader Family, LLC	0	0%	90,728	0	0%

			351,525

(1)	Assuming the sale of all of the shares being offered under this registration statement.

(2)	Based upon 46,173,833 common shares outstanding as of June 30, 2005.

(3)	Assumes our redemption of all of the units held by the selling shareholder for common shares on a one-for-one basis. The number of common shares that we could issue to the holders of units on redemption will be adjusted in the event of stock splits, stock dividends, issuance of certain rights, certain extraordinary transactions and similar events. All of the 351,525 units became eligible for redemption on July 31, 2005.

(4)	The units to which these common shares relate were issued on June 30, 2004.

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